Exhibit 10.1

276 Greenpoint Ave, Ste 209, Brooklyn NY 11222, USA

Tel: (631) 756-9116

E-mail: info@cemtrex.com - www.cemtrex.com

December 24, 2020

Attn: Mr. Christopher Moore

Re: Employment Offer at Cemtrex Inc.

Dear Chris,

In accordance with our recent discussions, we are pleased to offer you a fulltime employment position here at Cemtrex Inc., as our Chief Financial Officer. The following employment at will is agreed, effective your first date of employment, January 6, 2020, the Start Date; however, subject to authorization to work in the United States. An acceptable background investigation may also be required.

1.	Your position shall be full-time as a Chief Financial Officer of Cemtrex primarily located in our office in Brooklyn, NY. The position reports directly to Saagar Govil, CEO of Cemtrex.

2.	You have been classified in an exempt category with a starting base compensation of $195,000 per year. Your base salary will increase annually by 3% on each anniversary of your employment.

3.	You are entitled to two, semiannual bonus awards of 10% of your base salary (annually 20%), consistent with your performance towards the achievement of the Company’s Goals and Objectives, to be defined in mutual agreement prior to each 6-month interval.

4.	You will receive a stock option for 150,000 common shares of Cemtrex at an exercise price based on the average closing price of the 5 preceding trading days prior to the Start Date. These options will vest 1/4th or 37,500 shares each year on the anniversary date of the Start Date and will be subject to the Company’s standard terms and conditions under federal securities and employment laws. The details of the option agreement will be outlined in a separate agreement from this one.

5.	You will receive 1/26th of your salary on biweekly basis, less taxes and deductions. Our working hours are 8:30 AM to 5:00 pm Monday through Friday, however most personnel generally work longer hours. You will be eligible for all normal Company benefits as per the Company guidelines.

6.	You will be entitled to three weeks of vacation per year subject to the guidelines regarding Company vacation policies. The waiting period to enroll in the Company’s health care plan will be waived.

7.	Your primary duties are listed on the accompanied job description.

In the event you are required to take a job-related course, your continued employment is contingent upon successful completion of said course. Other conditions of employment are contained in the Cemtrex’s Employee Manual and any corresponding amendments, which may be part of this agreement letter.

Please confirm acceptance of this offer of employment at will, planned start date, and Employee Manual by signing and returning the enclosed copy, as well as the Employee Manual acknowledgment form to myself within one week of receipt, to ensure on-time processing of payroll and benefits. The first three (3) months of your employment will be your introductory period as is standard per Company policy. At all times, including during and after completion of the introductory period (whether or not the introductory period is completed to the full satisfaction of the Company), employment with the Company is considered to be at-will, and employment may be terminated at any time for any lawful reason by either party.

I am very enthusiastic about having you join our Company. I am confident that with your experience and skillset, you can help Cemtrex reach new heights. I believe this position will provide you with the challenge you seek and a rewarding long-term career environment where you can grow.

Very truly yours,

/s/ Saagar Govil
Saagar Govil
CEO
Cemtrex Inc